As Filed with the Securities and Exchange Commission on November 23, 1999
--------------------------------------------------------------------------------
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB/A
                                AMENDMENT NO. 1
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                          CENTRACK INTERNATIONAL, INC.
         -------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

              STATE OF DELAWARE                                                    11-3342926
       -------------------------------                                  ---------------------------------
       (State or Other Jurisdiction of                                  (IRS Employer Identification No.)
        Incorporation or Organization)


21045 COMMERCIAL TRAIL, BOCA RATON, FLORIDA                                            33486
-------------------------------------------                             ---------------------------------
 (Address of Principal Executive Offices)                                           (Zip Code)

                                 (561) 362-9444
                           ---------------------------
                           (Issuer's Telephone Number)


                                   COPIES TO:

                             STEVEN J. SERLING, ESQ.
                 GUNSTER, YOAKLEY, VALDES-FAULI & STEWART, P.A.
                     777 SOUTH FLAGLER DRIVE, SUITE 500-EAST
                         WEST PALM BEACH, FLORIDA 33301
                                 (561) 650-0577
                            FACSIMILE (561) 655-5677


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                    Name of Each Exchange on Which
         to be so Registered                    Each Class is to be Registered
         -------------------                    ------------------------------

         None.

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, $.0001 par value per share
                    ----------------------------------------
                                (Title of Class)


                    ----------------------------------------
                                (Title of Class)

         The Financial Statements heretofore filed in part F/S are deleted and replaced with the following:

                          CENTRACK INTERNATIONAL, INC.
                      (A Company in the Development Stage)




                              FINANCIAL STATEMENTS
                 Balance Sheets as of May 31, 1999 and 1998 and
                           August 31, 1999 (unaudited)
        Statements of Operations, Statements of Changes in Stockholders'
            Equity and Statements of Cash Flows for the Years Ended
                    May 31, 1999, 1998 and 1997 and for the
     Period April 4, 1996 (inception) to May 31, 1999, the Three Months
                  Ended August 31, 1999 and 1998 (unaudited),
        and for the Period April 4, 1996 (inception) to August 31, 1999
                                  (unaudited)




                                TABLE OF CONTENTS

                                                                     Page
                                                                     ----

Report of Independent Auditors ..................................     F-2

Balance Sheets
         As of May 31, 1999 and 1998 and
         August 31, 1999 (unaudited).............................     F-3

Statements of Operations
         For the years Ended May 31, 1999, 1998 and 1997,
         for the Period From April 4, 1996 (inception) to
         May 31, 1999, for the three months ended
         August 31, 1999 and 1998 (unaudited) and
         for the period from April 4, 1996 (inception) to
         August 31, 1999 (unaudited) ............................     F-4

Statements of Changes of in Stockholders' Equity
         For the period from April 4, 1996 (inception) to
         May 31, 1999 and for the three months ended
         August 31, 1999 (unaudited) ............................     F-5
Statements of Cash Flows
         For the years ended May 31, 1999, 1998 and 1997,
         for the period from April 4, 1996 (inception) to
         May 31, 1999, for the three months ended
         August 31, 1999 and 1998 (unaudited) and
         for the period from April 4, 1996 (inception) to
         August 31, 1999 (unaudited) ............................     F-6

Notes to the Financial Statements ...............................  F-7 - F-13

CARUSO & CARUSO
Certified Public Accountants, P.A.
================================================================================
                 6971 N. Federal Highway o Suite 402 o Boca Raton, Florida 33487
                                       Tel: (561) 995-1070 o Fax: (561) 994-5506

To the Board of Directors and Stockholders
Centrack International Inc., a Delaware corporation

We have audited the accompanying balance sheets of Centrack International, Inc. (a company in the development stage) as of May 31, 1999 and 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended May 31, 1999 and for the period April 4, 1996 (inception) through May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In the opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrack International, Inc. (a company in the development stage) as of May 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 1999 and for the period April 4, 1996 (inception) through May 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has incurred significant operating losses during the development stage. Although the Company is negotiating financing arrangements that will provide additional working capital until revenues from full scale operations are sufficient, the Company cannot predict what the outcome of the negotiations will be. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                             /s/ Caruso & Caruso, CPA's, P.A.
                                             ----------------------------------
                                                 Caruso & Caruso, CPA's, P.A.

Boca Raton, Florida
August 31, 1999

                          CENTRACK INTERNATIONAL, INC.
                      (A Company in the Development Stage)
                                 BALANCE SHEETS



                                                                   MAY 31, 1998          MAY 31, 1999         AUGUST 31, 1999
                                                                   ------------          ------------         ---------------
                                                                                                                 unaudited
                                    Assets

Current Assets
       Cash and Cash Equivalents                                    $   4,801             $ 281,318             $   145,600
       Loan Receivable - related party                   Note (2)      48,329                65,028                  65,028
       Prepaid and Other Assets                                           200                 2,138                  38,981
                                                                    ---------             ---------             -----------
            Total Current Assets                                       53,330               348,484                 249,609
                                                                    ---------             ---------             -----------

Fixed Assets
                                                                    ---------             ---------             -----------
       Web site Development                                            15,836               139,245                 224,230
       Furniture & Fixtures                                                --                48,803                  98,854
       Leasehold Improvements                                              --                 3,384                  19,627
       Computer Hardware                                                   --                51,882                  79,771
       Telephone System                                                    --                 4,404                  17,981
                                                                    ---------             ---------             -----------
                                                                       15,836               247,718                 440,463
       Less:  Accumulated Depreciation & Amortization                      --               (21,694)                (51,218)
                                                                    ---------             ---------             -----------
            Fixed Assets, net                                          15,836               226,024                 389,245

Other Assets
       Deposits                                                           100                14,100                  19,287
                                                                    ---------             ---------             -----------
            Total Assets                                            $  69,266             $ 588,608             $   658,141
                                                                    =========             =========             ===========


                      Liabilities & Stockholders' Equity

Current Liabilities
       Accounts Payable and Accrued Expenses                        $      --             $ 240,318             $   310,719
       Loan Payable - Related Parties                    Note (2)      12,500                    --                    --
       Loan Payable                                      Note (4)          --               250,000                    --
                                                                    ---------             ---------             -----------
            Total Current Liabilities                                  12,500               490,318                 310,719

Long Term Liabilities
       Commitments and Contingencies                     Note (3)
                                                                    ---------             ---------             -----------
            Total Liabilities                                          12,500               490,318                 310,719
                                                                    ---------             ---------             -----------

Stockholders' Equity
       Common Stock, .0001 par, 100,000,000
         shares authorized, 62,500 issued and
         outstanding at 5/31/98, 21,402,034 issued
         and outstanding at 5/31/99, 23,055,623
         issued and outstanding at 8/31/99                                  7                 2,140                   2,305
       Additional Paid in Capital                                     111,663               736,405               1,656,691
       Deficit Accumulated During the
         Development Stage                                            (54,904)             (640,255)             (1,311,574)
                                                                    ---------             ---------             -----------
            Total Stockholders' Equity                                 56,766                98,290                 347,422
                                                                    ---------             ---------             -----------
            Total Liabilities & Stockholders' Equity                $  69,266             $ 588,608             $   658,141
                                                                    =========             =========             ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                          CENTRACK INTERNATIONAL, INC.
                      (A Company in the Development Stage)
                            STATEMENTS OF OPERATIONS



                                                               YEAR           YEAR             YEAR         PERIOD FROM
                                                              ENDED           ENDED            ENDED        APRIL 4, 1996
                                                              MAY 31,         MAY 31,         MAY 31,      (INCEPTION) TO
                                                               1997            1998            1999          MAY 31, 1999
                                                           ------------    ------------    ------------    --------------

Revenues
    Listing Fees                                           $         --    $      2,619    $     10,342      $     12,961
    Value Added Partner Fees                                         --           1,000              --             1,000
                                                           ------------    ------------    ------------      ------------
         Total Revenues                                              --           3,619          10,342            13,961
                                                           ------------    ------------    ------------      ------------

Operating Expenses
    Marketing & Sales                                                --           1,663          39,390            41,053
    General, Administrative and Development                      11,661          36,770         552,600           606,011
                                                           ------------    ------------    ------------      ------------
         Total Operating Expenses                                11,661          38,433         591,990           647,064
                                                           ------------    ------------    ------------      ------------

         Net Loss Before Other Income (Expense)                 (11,661)        (34,814)       (581,648)         (633,103)

Other Income (Expense)
    Interest Expense                                               (449)         (3,000)         (6,444)           (9,893)
    Interest Income                                                  --              --           2,741             2,741
                                                           ------------    ------------    ------------      ------------
         Net Loss                                          $    (12,110)   $    (37,814)   $   (585,351)     $   (640,255)
                                                           ============    ============    ============      ============

Earnings (Loss) per share of common stock
     basic  (Note 1)                                       $     (0.001)   $     (0.002)   $     (0.035)     $     (0.040)
                                                           ============    ============    ============      ============

Earnings (Loss) per share of common stock -
    assuming dilution    (Note 1)                          $     (0.001)   $     (0.002)   $     (0.035)     $     (0.040)
                                                           ============    ============    ============      ============

Weighted average shares                                      15,699,454      15,699,454      16,621,241        15,991,513
                                                           ============    ============    ============      ============

Fully diluted weighted average shares                        15,699,454      15,699,454      16,949,247        16,095,438
                                                           ============    ============    ============      ============



                                                           THREE MONTHS   THREE MONTHS       PERIOD FROM
                                                               ENDED          ENDED         APRIL 4, 1996
                                                             AUGUST 31,     AUGUST 31,     (INCEPTION) TO
                                                               1998            1999        AUGUST 31, 1999
                                                           ------------    ------------    ----------------
                                                             UNAUDITED       UNAUDITED        UNAUDITED
Revenues
    Listing Fees                                           $         --    $         --     $     12,961
    Value Added Partner Fees                                         --              --            1,000
                                                           ------------    ------------     ------------
         Total Revenues                                              --              --           13,961
                                                           ------------    ------------     ------------

Operating Expenses
    Marketing & Sales                                                --         161,846          202,899
    General, Administrative and Development                      14,702         496,460        1,102,471
                                                           ------------    ------------     ------------
         Total Operating Expenses                                14,702         658,306        1,305,370
                                                           ------------    ------------     ------------

         Net Loss Before Other Income (Expense)                 (14,702)       (658,306)      (1,291,409)

Other Income (Expense)
    Interest Expense                                                 --         (13,013)         (22,906)
    Interest Income                                                  --              --            2,741
                                                           ------------    ------------     ------------
         Net Loss                                          $    (14,702)   $   (671,319)    $ (1,311,574)
                                                           ============    ============     ============

Earnings (Loss) per share of common stock
     basic  (Note 1)                                       $     (0.001)   $     (0.030)    $     (0.080)
                                                           ============    ============     ============

Earnings (Loss) per share of common stock -
    assuming dilution    (Note 1)                          $     (0.001)   $     (0.028)    $     (0.079)
                                                           ============    ============     ============

Weighted average shares                                      15,699,454      22,718,147       16,488,981
                                                           ============    ============     ============

Fully diluted weighted average shares                        15,699,454      24,329,274       16,608,132
                                                           ============    ============     ============





   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                          CENTRACK INTERNATIONAL, INC.
                      (A Company in the Development Stage)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                                   DEFICIT
                                                                                                   ACCUMULATED
                                                                                                   DURING THE
                                                              COMMON STOCK           ADDITIONAL    DEVELOPMENT
                                                           SHARES      AMOUNT     PAID IN CAPITAL    STAGE
                                                      --------------------------------------------------------
Inception, April 4, 1996, initial capitalization of           100    $        --    $       496    $        --
  Centrack International, Inc., a Florida Corp.

Net Loss                                                       --             --             --         (4,980)
                                                      --------------------------------------------------------
Balance, May 31, 1996                                         100             --            496         (4,980)

Additional Capital Contributions                               --             --          4,031             --

Net Loss                                                       --             --             --        (12,110)
                                                      --------------------------------------------------------
Balance, May 31, 1997                                         100             --          4,527        (17,090)

Centrack International, Inc., a Florida Corp
  Common Stock cancelled                                     (100)            --             --             --

Issuance of Centrack International, Inc., a                    --             --        107,136             --
  Florida Corp. Class A Common                             47,500              5             --             --
                Class B Common Stock                       15,000              2             --             --

Net Loss                                                       --             --             --        (37,814)
                                                      --------------------------------------------------------
Balance, May 31, 1998                                      62,500              7        111,663        (54,904)

Issuance of Centrack International, Inc., a                    --             --        124,742             --
  Florida Corp. Class A Common                            789,125             79             --             --
                Class B Common Stock                      735,000             74             --             --

Reverse Acquisition, April 2, 1999  (Note 1)
  Exchange of Centrack International, Inc. a
  Florida Corp. Class A Common                           (851,625)           (85)            --             --
                Class B Common Stock                     (735,000)           (74)            --             --

Issuance of Common Stock of Centrack
  International, Inc., a Delaware Corp. to owners
  of Centrack International, Inc., a Florida Corp.     15,699,454          1,570        500,000             --

Outstanding Common Stock of Centrack
  International, Inc., a Delaware Corp., formerly
  Hudson Valley Industries, Inc.                        5,702,580            569             --             --

Net Loss                                                       --             --             --       (585,351)
                                                      --------------------------------------------------------
Balance at May 31, 1999                                21,402,034          2,140        736,405       (640,255)

Issuance of Common Stock (unaudited)                      543,892             54        357,300             --

Issuance of Common Stock of Centrack
  International, Inc., a Delaware Corp. to owners
  of Centrack International, Inc.,
  a Florida Corp. (unaudited)                           1,109,697            111             --             --

Conversion of Outstanding
  Debt to Equity (Note 4) (unaudited)                          --             --        562,986             --

Net Loss (unaudited)                                           --             --             --       (671,319)
                                                      --------------------------------------------------------

Balance, August 31, 1999 (unaudited)                   23,055,623    $     2,305    $ 1,656,691    $(1,311,574)
                                                      ========================================================

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                          CENTRACK INTERNATIONAL, INC.
                      (A Company in the Development Stage)
                            STATEMENTS OF CASH FLOWS

                                                    YEAR           YEAR          YEAR        PERIOD FROM
                                                    ENDED         ENDED          ENDED       APRIL 4, 1996
                                                   MAY 31,        MAY 31,        MAY 31,    (INCEPTION) TO
                                                    1997           1998           1999       MAY 31, 1999
                                                ------------   ------------   ------------   ------------
                                                                                               UNAUDITED
Cash Flows from Operating Activities
  Net Loss                                      $   (12,110)   $   (37,814)   $  (585,351)   $  (640,255)
  Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
    Depreciation & Amortization                          --             --         21,694         21,694
    (Increase) Decrease in
      Prepaid & Other Assets                             --           (200)        (1,938)        (2,138)
      Deposits                                         (100)            --        (14,000)       (14,100)
    Increase (Decrease) in Accounts
      Payable & Accrued Expenses                      1,587         (1,204)       240,318        240,318
                                                -----------    -----------    -----------    -----------

    Net Cash Used in Operating Activities           (10,623)       (39,218)      (339,277)      (394,481)
                                                -----------    -----------    -----------    -----------

Cash Flows from Investing Activities
  Loan Receivable & Interest                             --        (48,329)       (16,699)       (65,028)
  Acquisition of Fixed Assets &
   Web site Development                                (908)       (14,928)      (231,882)      (247,718)
                                                -----------    -----------    -----------    -----------

    Net Cash Used in Investing Activities              (908)       (63,257)      (248,581)      (312,746)
                                                -----------    -----------    -----------    -----------

Cash Flows from Financing Activities
  Reductions in Debt & Interest Income                   --        (12,367)       (12,500)       (24,867)
  Proceeds from Debt & Interest Expense               7,500         12,500        250,000        274,867
  Conversion of Outstanding Debt to
    Contributed Capital                                  --             --             --             --
  Equity Contributions                                4,031        107,136        624,742        736,405
  Issuance of Common Stock                               --              7          2,133          2,140
                                                -----------    -----------    -----------    -----------

    Net Cash Provided by Financing Activities        11,531        107,276        864,375        988,545
                                                -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                          --          4,801        276,517        281,318

CASH - BEGINNING                                         --             --          4,801             --
                                                -----------    -----------    -----------    -----------

CASH - ENDING                                   $        --    $     4,801    $   281,318    $   281,318
                                                ===========    ===========    ===========    ===========
                                                 THREE MONTH    THREE MONTHS   PERIOD FROM
                                                    ENDED          ENDED      APRIL 4, 1996
                                                  AUGUST 31,     AUGUST 31,   (INCEPTION) TO
                                                    1998            1999      AUGUST 31, 1999
                                                 ------------   -----------    ------------
                                                  UNAUDITED      UNAUDITED
Cash Flows from Operating Activities
  Net Loss                                       $   (14,702)   $  (671,319)   $(1,311,574)
  Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
    Depreciation & Amortization                           --         29,524         51,218
    (Increase) Decrease in
      Prepaid & Other Assets                             200        (36,843)       (38,981)
      Deposits                                           (50)        (5,187)       (19,287)
    Increase (Decrease) in Accounts
      Payable & Accrued Expenses                       1,200         70,401        310,719
                                                 -----------    -----------    -----------

    Net Cash Used in Operating Activities            (13,352)      (613,424)    (1,007,905)
                                                 -----------    -----------    -----------

Cash Flows from Investing Activities
  Loan Receivable & Interest                          (8,000)            --        (65,028)
  Acquisition of Fixed Assets &
   Web site Development                                   --       (192,745)      (440,463)
                                                 -----------    -----------    -----------

    Net Cash Used in Investing Activities             (8,000)      (192,745)      (505,491)
                                                 -----------    -----------    -----------

Cash Flows from Financing Activities
  Reductions in Debt & Interest Income                    --             --        (24,867)
  Proceeds from Debt & Interest Expense                   --        312,986        587,853
  Conversion of Outstanding Debt to
    Contributed Capital                                   --       (562,986)      (562,986)
  Equity Contributions                                17,349        920,286      1,656,691
  Issuance of Common Stock                                 2            165          2,305
                                                 -----------    -----------    -----------

    Net Cash Provided by Financing Activities         17,351        670,451      1,658,996
                                                 -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                       (4,001)      (135,718)       145,600

CASH - BEGINNING                                       4,801        281,318             --
                                                 -----------    -----------    -----------

CASH - ENDING                                    $       800    $   145,600    $   145,600
                                                 ===========    ===========    ===========



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           CENTRACK INTERNATIONAL, INC
                      (A Company in the Development Stage)

                      NOTES TO FINANCIAL STATEMENTS
           For the Years Ended May 31, 1999, 1998 and 1997 and for the
           Period from April 4, 1996 (inception) to May 31, 1999: and
               For the Three Months Ended August 31, 1999 and 1998
                                  (unaudited)





1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Centrack International, Inc. (The Company) is a profit corporation organized under the laws of the State of Delaware. The Company was incorporated on October 1, 1996 as Hudson Valley Industries, Inc. (HUVI). On April 2, 1999, the Company, an OTC Bulletin Board publicly traded company, with no substantial assets or liabilities, merged with Centrack International, Inc. (the predecessor company), a Florida corporation, which maintained an internet based business involving listing fees, advertising, sourcing and information services for the heavy equipment industry. Shareholders of the predecessor company received 10.561 shares of Hudson Valley stock for each share of the predecessor company; a total of 16,809,151 shares, in exchange for 100% of the outstanding stock of the predecessor company and the conversion of a $500,000 bridge loan to capital. Of the 16,809,151 shares authorized per the merger agreement, 15,699,454 shares had been issued as of May 31, 1999, the balance of which has been issued as of August 31, 1999. In connection with the merger Hudson Valley changed its name to Centrack International, Inc. The merger was accounted for as a capital transaction with no recognition of goodwill or other intangible assets. Subsequent to the merger, the owners of the predecessor company owned 75% of the Company. Since the transaction was, in substance, a recapitalization of Centrack International, Inc. (the predecessor company) and not a business combination, pro forma information is not presented. Accordingly, the historical data contained in the financial statements is that of the predecessor company.

DEVELOPMENT STAGE

The Company's principal operations, comprised of services of listings on its Web site, advertising, sourcing, information and auctions of used heavy equipment, have not commenced as of August 31, 1999. Although some nominal advertising and listing revenues have been earned as of the date of these financial statements, substantially all the efforts of the Company have been focused on the establishment of its Web site, internal infrastructure, and beta testing of the Company's auction services. Accordingly, the Company is in the Development Stage.

INTERIM FINANCIAL INFORMATION

The accompanying unaudited financial statements as of August 31, 1999 and for the three months ended August 31, 1999 and 1998 have been prepared by the Company and do not include all disclosures

                           CENTRACK INTERNATIONAL, INC
                      (A Company in the Development Stage)

                      NOTES TO FINANCIAL STATEMENTS
           For the Years Ended May 31, 1999, 1998 and 1997 and for the
           Period from April 4, 1996 (inception) to May 31, 1999: and
               For the Three Months Ended August 31, 1999 and 1998
                                   (unaudited)


provided in the annual financial statements. These interim financial statements are the representation of management and should be read in conjunction with the accompanying annual audited financial statements and the footnotes thereto. Results for the interim period are not necessarily indicative of the results to be expected for the year ended May 31, 2000. However, the accompanying interim financial statements reflect all material adjustments, which are, in the opinion of management, of a normal and recurring nature necessary for a fair presentation of the financial position and results of operations of the Company. Unless otherwise stated, all information subsequent to May 31, 1999 is unaudited.

REVENUE RECOGNITION

Revenues are derived primarily from listing fees for used heavy equipment for sale on the Company's Web site, success fees on auction transactions calculated as a percentage of the final sales value and advertising revenues. Revenues related to listing fees are recognized in the period when the item is listed. Revenues related to success fees are recognized at the conclusion of the auction when there is at least one bid above the seller's specified minimum price or reserve price, whichever is higher. Advertising revenues are recognized in the period they are earned.

EARNINGS PER SHARE

As per Financial Accounting Standards Board Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share, standards for computing and presenting earnings per share (EPS) applies to publicly held common stock or potential common stock. It requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

In computing EPS as a result of the reverse acquisition, the number of shares outstanding for the period from June 1, 1998 until the date of the reverse acquisition, April 2, 1999, is the number of shares issued by the Company to the shareholders of the predecessor company. For the period subsequent to April 2, 1999 the number of shares considered to be outstanding is computed as actual number of shares of the Company outstanding during that period. The average number of shares outstanding for the full year being reported upon has been computed by averaging these two amounts. Other appropriate adjustments have been made to deal with changes in numbers of shares issued during the period. Diluted EPS was

                           CENTRACK INTERNATIONAL, INC
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
           For the Years Ended May 31, 1999, 1998 and 1997 and for the
           Period from April 4, 1996 (inception) to May 31, 1999: and
               For the Three Months Ended August 31, 1999 and 1998
                                  (unaudited)


computed assuming the conversion of all outstanding warrants to common stock. EPS for periods prior to May 31, 1998 presented for comparative purposes is computed using the number of shares issued by the Company to the shareholders of the predecessor company in the reverse acquisition transaction.

ADVERTISING EXPENSE

The Company recognizes advertising expenses in accordance with Statement of Position ("SOP") 93-7 "Reporting on Advertising Costs." As such, the company expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, which range from three to five years. Costs for routine repairs and maintenance are expensed as incurred and gains and losses on the disposal of assets are recognized in the period such disposals occur.

Depreciation expense for the three months ended August 31, 1999 and 1998 and for the years ended May 31, 1999, 1998 and 1997 is $29,524, $0, $21,694, $0 and $0,
respectively.

SOFTWARE DEVELOPMENT COSTS

Internal and external costs incurred to develop internal-use software are capitalized as incurred and such costs will be amortized over three years once the software is placed into use or made available on the Web site.

INCOME TAXES

The Company files its tax return with the Internal Revenue Service as a "C" Corporation. Deferred income taxes are recognized by applying statutory tax rates to future years' differences between the tax bases and financial reporting amounts of assets and liabilities. Due to the fact that the Company is in the development stage, no deferred tax asset/valuation allowance has been recognized as it is not determinable that the Company will realize any benefit from the loss carryforwards before they expire. The Company has net operating loss carryforwards for federal and State purposes at May 31, 1999 and August 31, 1999 of $139,860 that expire at varying times through fiscal year 2013.

                           CENTRACK INTERNATIONAL, INC
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
           For the Years Ended May 31, 1999, 1998 and 1997 and for the
           Period from April 4, 1996 (inception) to May 31, 1999: and
               For the Three Months Ended August 31, 1999 and 1998
                                  (unaudited)

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could vary from these estimates and assumptions.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts, the balances of which, at times, may exceed federally insured limits.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate the impact of this pronouncement will be material.

2.   RELATED PARTY TRANSACTIONS

The Company's financing during its development stage has been provided by non-interest bearing loans and capital contributions to the Company by its shareholders and other third parties. Shareholders' contribution amounts recorded as additional paid in capital as of August 31, 1999 and May 31, 1999 and 1998 were $1,656,770, $736,405 and $111,663, respectively. At May 31, 1998 the Company had liabilities to its shareholders of $12,500.

Additionally, the Company has loaned funds to the Chief Executive Officer from time to time on open account with interest accrued at 6% per annum. The balance of the amounts outstanding at August 31, 1999, May 31, 1999 and 1998, were $65,028, $65,028 and $48,329, respectively. All amounts loaned including accrued interest were paid in full in September, 1999.

                           CENTRACK INTERNATIONAL, INC
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
           For the Years Ended May 31, 1999, 1998 and 1997 and for the
           Period from April 4, 1996 (inception) to May 31, 1999: and
               For the Three Months Ended August 31, 1999 and 1998
                                   (unaudited)


3.   COMMITMENTS

The Company leases its corporate offices in South Florida under three lease agreements. In March 1999, the initial lease was entered into for one year with a monthly rent of $1,500 plus applicable sales tax. In May 1999 the Company contracted for an additional 1,843 square feet of commercial space at the same location to house future operations and current Web site development. The lease term is for 37 months. Rent for the first year will be $3,302 per month plus applicable sales tax and will increase 5% in each of the succeeding two years. Additional space was leased in July 1999 for a 35-month period. Lease payments are $4,894 per month. Future minimum requirements are:

         At May 31, 1999:

                           FYE 5/31/00            $103,565
                           FYE 5/31/01              99,353
                           FYE 5/31/02              99,353
                           FYE 5/31/03               4,894
                                               -----------
                                                  $307,165
                                               ===========

         At August 31, 1999:

                           Twelve months ended 8/31/00          $109,589
                           Twelve months ended 8/31/01           104,044
                           Twelve months ended 8/31/02            81,323
                                                             -----------
                                                                $294,956
                                                             ===========

In February 1999 the Company entered into a contract with a computer service company to provide computer related and software related service and maintenance for a contract period of one (1) year. The Company will pay a contract fee of $16,500 plus $86 per hour for any service hours in excess of the 200 contract hours provided for in the contract.

4.   LOAN/DEBT

In August 1996, the Company borrowed $7,500 from an unrelated third party in the form of a demand note. In April 1998, the Company borrowed $12,500 from another unrelated third party. In December of 1998 the Company issued Centrack International, Inc. Stock in exchange for the notes.

                           CENTRACK INTERNATIONAL, INC
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
           For the Years Ended May 31, 1999, 1998 and 1997 and for the
           Period from April 4, 1996 (inception) to May 31, 1999: and
               For the Three Months Ended August 31, 1999 and 1998
                                   (unaudited)



In May 1999 and during the quarter ended August 31, 1999, the Company borrowed $250,000 and $300,000, respectively, from a third party supported by unsecured promissory notes. The notes carried a six-month term at a stated rate of 10% per annum. On August 31, 1999, the Company converted the $550,000, under the above notes, plus accrued interest of $12,986 to equity for 350,000 common shares to be issued upon receipt of the canceled notes.

5.  OFFICERS' COMPENSATION

Prior to the reverse acquisition, the Company's day to day activities were managed by certain officer/shareholders, who contributed their time on the Company's behalf without compensation in either cash or stock. No value for these services has been determined or recorded on the accompanying financial statements. The Company currently employs these individuals and all other employees through the services of an unrelated payroll leasing company. Certain officers have received warrants to purchase common stock of the Company.

The Company has accrued salary expense due to the Chief Executive Officer and the related payroll taxes as of August 31, 1999 and May 31, 1999 totaling $69,250 and $49,000, respectively.

6.   WARRANTS AND OPTIONS

The Company has issued warrants to purchase common stock to various employees, shareholders and unrelated parties. The warrants are for a total of approximately 1.4 million shares and have various exercise prices ranging from $.095 per share to $.237 per share. The warrants expire at varying times through February 2004.

7.   YEAR 2000

Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning January 1, 2000 from dates prior to the year 2000. Many companies' software and computer systems may need to be upgraded or replaced in order to correctly process dates beginning in 2000 and to comply with the "Year 2000" requirements. The Company has reviewed its internal programs and has determined that there are no significant Year 2000 issues within the Company's systems or services. The Company will complete modifications to its internal systems to attempt to ensure Year 2000 compliance. The costs of these modifications will not be material and involve a reallocation of internal resources rather than incremental expenditures. In addition the Company utilizes third party hardware, software and services that may not

                           CENTRACK INTERNATIONAL, INC
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
           For the Years Ended May 31, 1999, 1998 and 1997 and for the
           Period from April 4, 1996 (inception) to May 31, 1999: and
               For the Three Months Ended August 31, 1999 and 1998
                                   (unaudited)


be Year 2000 compliant. Although the Company believes that its software and software provided by third parties is Year 2000 compliant, the Company may be wrong. If the Company is wrong, it could face unexpected expenses to resolve any related issues. Further, any interruptions could negatively impact its business.

8.   GOING CONCERN

The Company is in the development stage as defined by Generally Accepted Accounting Principles. The Company's financing has been provided by capital contributions from the shareholders and third party loans. The Company anticipates that during the fiscal year ended May 31, 2000, revenues will begin to increase as a result of full scale operations and capital will be increased by the continued sale of its common stock. If either or both of these sources fail to meet the Company's capital requirements, the Company's ability to continue as a going concern would be in doubt. The financial statements do not include any adjustments regarding the going concern and have been prepared with the assumption that the Company will continue perpetually.

9.   SUBSEQUENT EVENTS

In September 1999, the Company issued 529,050 shares of its common stock, and warrants to purchase up to 1,059,100 additional shares for an equity contribution of $700,000. The warrants expire over the next four years.

In October, 1999, the Company opened an office in Chicago, Illinois to aid in furthering relationships with certain major manufacturers of heavy equipment. The office is being rented under a short-term lease with monthly payments of $780.

In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CENTRACK INTERNATIONAL, INC.

                                    By:    /s/ Kenneth Neeley
                                           -----------------------------
                                           Kenneth Neeley
                                           Chief Financial Officer

Date: November 23, 1999